File No.  70-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    Form U-1

  Application-Declaration Under The Public Utility Holding Company Act of 1935

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                                   Enron Corp.
                                1400 Smith Street
                            Houston, Texas 77002-7361

(Name of company filing this statement and address of principal executive offices)

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                                      None
 (Name of top registered holding company parent of each applicant or declarant)

--------------------------------------------------------------------------------

                                   Enron Corp.
                           Attn.: Corporate Secretary
                                1400 Smith Street
                            Houston, Texas 77002-7361

                   (Names and addresses of agents for service)

    The Commission is also requested to send copies of any communications in connection with this matter to:

                                 William S. Lamb
                                Sonia C. Mendonca
                       LeBoeuf, Lamb, Greene & MacRae, LLP
                              125 West 55th Street
                             New York, NY 10019-5389

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Item 1.  Description of Proposed Transaction..................................1

         A.  Background.......................................................2

                  1.  Enron Corp..............................................2
                  2.  Portland General Electric Company.......................4

         B.  Conclusion.......................................................6


Item 2.  Fees, Commissions and Expenses.......................................6

Item 3.  Applicable Statutory Provisions......................................6

         A.  Applicable Statutory Provisions..................................6


         B.  Legal Analysis...................................................6


Item 4.  Regulatory Approval..................................................9

Item 5.  Procedure............................................................9

Item 6.  Exhibits and Financial Statements....................................9

Item 7.  Information as to Environmental Effects.............................10

Item 1.  Description of Proposed Transaction

     Enron Corp., an Oregon corporation ("Enron"), is seeking an order of the United States Securities and Exchange Commission ("Commission") finding that Enron and its subsidiaries, as such, are exempt from all provisions of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"), other than
Section 9(a)(2), pursuant to Section 3(a)(1) of the Act.

     Enron is a public utility holding company within the meaning of the 1935 Act, by reason of its ownership of all of the outstanding voting securities of Portland General Electric Company ("Portland General"), an Oregon public utility company. Enron has traditionally claimed exemption from the Act under Rule 2 by filing Form U-3A-2./1/ Enron now seeks an order of exemption under Section 3(a)(1) of the Act, rather than exemption by operation of Rule 2.

     Enron's current approach is due to the disruption caused to its business and financial affairs resulting from Enron's recent bankruptcy. On December 2, 2001, Enron filed a voluntary petition for reorganization under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). The events precipitating Enron's bankruptcy are more fully described in a number of filings with the Commission, including Current Reports on Form 8-K filed with the Commission on February 7 and 12, 2002, December 17 and November 8, 2001, and Enron's Quarterly Report on Form 10-Q filed with the Commission on November 19, 2001, SEC File No. 1-13159. As a consequence of the bankruptcy, the loss of a substantial portion of its staff, and the dismissal of its auditor Arthur Andersen LLP, Enron is presently unable to collect and produce the information required by Form U-3A-2, including the consolidating financial statements of Enron and its subsidiaries for the year ended December 31, 2001. Accordingly, a timely filing of a complete Form U-3A-2 submission is not possible at this time.

     As explained in a November 8, 2001, Form 8-K filed by Enron with the Commission, SEC File No. 1-13159, Enron's consolidated financial statements for the fiscal years ended December 31, 1997 through 2000 and for the first and second quarters of 2001, as well as the audit reports covering the year-end financial statements for 1997 through 2000, should not be relied upon. At such time as audited financial statements for Enron may be available, they will be included in this filing by amendment.

     In a filing on Form U-1 dated April 14, 2000, Enron filed an Application-Declaration in SEC File No. 070-09661 ("April 2000 Application"). The April 2000 Application requested an exemption from all provisions of the Act, other than Section 9(a)(2), under Sections 3(a)(3) and 3(a)(5). At that time, Enron contemplated selling Portland General to Sierra Pacific Resources. In light of difficulties that Sierra Pacific Resources was facing in obtaining necessary regulatory approvals, Enron and Sierra Pacific Resources announced the termination of the purchase agreement on April 26, 2001. On October 5, 2001, Enron entered into an agreement with Northwest Natural Gas Company ("NW Natural") and a newly formed holding company, Northwest Energy Company, for the sale of Portland General for $1.9 billion, comprised of $1.55 billion in cash, $200 million in preferred stock of the new holding company and common stock purchase units, $50 million in common stock of the new holding company and the

--------------------------
/1/ See Enron's Form U-3A-2, filed on May 31, 2001, SEC File No. 069-00417.

assumption of Enron's $75 million balance on its customer benefits obligation, which was stipulated in its 1996 agreement to purchase Portland General. Portland General will retain its approximately $1.1 billion in existing debt and preferred stock. The purchase agreement is subject to regulatory, financing and other customary conditions, and, in light of the bankruptcy proceeding, there is no assurance that these conditions will be satisfied. Furthermore, the purchase agreement has been neither accepted nor rejected in the bankruptcy proceeding.

     The filing of the present application for exemption under Section 3(a)(1) is in place of a filing on Form U-3A-2. This application does not supplant or withdraw the April 2000 Application.

A.   Background

1.   Enron Corp.

     As noted above, Enron is a public utility holding company within the meaning of the 1935 Act, by reason of its ownership of all of the outstanding voting securities of Portland General. In addition to its interest in Portland General, more fully discussed below, Enron's businesses include the following non-utility operations.

     (a) Before Enron's bankruptcy filing, described above, Enron's Wholesale Services business was comprised of two segments: Americas, and Europe and Other Commodity Markets. The Americas segment consisted of Enron's gas and power market-making operations and merchant energy activities in North and South America. The Europe and Other Commodity Markets segment included Enron's European gas and power operations and Enron's other commodity trading businesses, such as metals, coal, crude oil and natural gas liquids, weather-related derivatives, forest products, steel and telecommunications capacity (broadband). On November 29, 2001, the majority of Enron's UK entities were declared insolvent and put under the control of a court-appointed administrator. Enron no longer controls these entities. On February 8, 2002, Enron completed the sale to UBS Warburg, a unit of UBS AG, of elements of its former natural gas and power trading businesses (excluding contracts, which were retained). Enron's Wholesale Services business is currently maximizing and protecting the value of its existing trading contracts and assets until such positions can be liquidated. Enron's trading business, as such, ceased operations at the time of the bankruptcy filing, and has since remained inactive, except only to the extent that Enron buys or sells physical commodities as necessary to maintain the value of certain contracts and assets. Enron is in the process of liquidating its telecommunication-capacity assets and operations.

     (b) Before Enron's bankruptcy filing, described above, Enron's Retail Services business (which also filed for bankruptcy protection on December 2, 2001) extended Enron's energy expertise and capabilities to end-use retail customers in the industrial and commercial business sectors to manage their energy requirements and reduce their total energy costs. Retail Services sold or managed the delivery of natural gas, electricity, and other commodities to industrial and commercial customers located in North America and Europe. Retail Services also provided full energy management services, which included the management of commodity delivery, energy information and energy assets, and price risk management activities. Enron's

Retail Services business is currently winding up its business operations in bankruptcy and will continue to service certain customers as described above during the wind-down period.

     (c) Enron's Natural Gas Pipelines business segment includes Enron's interstate natural gas pipelines, primarily Transwestern Pipeline Company, Enron's 50% interest in Florida Gas Transmission Company and Enron's interests in Northern Border Partners, L.P./2/ Enron also owns an interest in EOTT Energy Partners, L.P., which transports oil and natural gas liquids.

     (d) The Global Assets segment includes energy-related assets that are not part of Enron's wholesale or retail energy operations. Major assets of this segment include Elektro, an electric utility in Brazil, and SK-Enron, a gas distribution company in South Korea/3/, both of which are foreign utility companies ("FUCOs"); natural gas pipelines in South America, also owned by FUCO subsidiaries of Enron; Enron Wind Corp., which sells wind turbine generators to third parties, develops and constructs wind-generated power projects;/4/ and Enron's investment in Azurix Corp. ("Azurix"), a water and wastewater services provider with main operations currently in the United Kingdom, Argentina and Mexico./5/

     (e) Corporate and Other includes the overall corporate activities of Enron, as well as its investments in other lines of business, such as oil and gas exploration and production, including Enron's investment in Mariner Energy LLC./6/.

     For some period of months, Enron has been engaged in the process of reviewing its portfolio of assets and has endeavored to sell from time to time various assets including, without limitation, those whose completed or pending sales are described in this application. In connection with its bankruptcy proceedings under Chapter 11 of the bankruptcy code, as described above, Enron is undertaking a further review of all of its assets and operations, with a view towards preparing a plan of reorganization for approval by the Bankruptcy Court. While there can be no assurance as to the timing or outcome of these efforts, Enron currently hopes to have such a plan completed in the second quarter of 2002 for submission to the Unsecured Creditors' Committee as a prelude to submitting the plan to the Bankruptcy Court. Such a plan may include, among other things, a restructuring of Enron's business segments in accordance with which Enron describes its businesses and reports its financial information, the sale or other disposition of assets and businesses, the winding down and liquidation of parts of the overall company, and/or other actions intended to achieve a successful reorganization of Enron and its subsidiaries. Accordingly, the description in this application of Enron's businesses, other than Portland General, is qualified in its entirety by reference to any such plan, if, as, and when any such plan is prepared and made public by Enron.

--------------------------
/2/ Effective February 1, 2002, Enron transferred to Dynegy Inc. ("Dynegy") its ownership of Northern Natural Gas Company, an interstate natural gas transportation company. Enron has the option to repurchase Northern Natural Gas Company from Dynegy no later than June 30, 2002.

/3/ On February 1, 2002, a subsidiary of Enron entered into an agreement with Tractebel LNG Ltd. to sell Enron's 50% interest in SK-Enron. This transaction is subject to standard closing conditions and the approval of the Bankruptcy Court. The 50% Korean joint venture partner, SK Corporation, has a right of first refusal to acquire Enron's interest.

/4/ In December 2001, Enron Wind Corp. sold to American Electric Power Company, Inc. all of Enron Wind's equity interest in the Indian Mesa I and Clearsky Wind Power Projects located in west Texas. The Indian Mesa I Wind Power Project is a
25.5 MW wind power project, comprised of 17 EW 1.5 MW wind turbines, and the Clearsky Wind Power Project is a 135 MW wind power project comprised of 90 EW
1.5 MW wind turbines. In February 2002, Enron Wind Corp. and certain of its subsidiaries entered into an agreement with General Electric Company, pursuant to which General Electric Company agreed to purchase substantially all of the manufacturing, commercial, and operation and maintenance assets of Enron Wind Corp. and its subsidiaries. In connection with the transaction, Enron Wind Corp. and certain of its subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the Southern District of New York. Consequently, the transaction is subject to the approval of the Bankruptcy Court and the receipt of certain other government approvals.

/5/ In 2001, Azurix sold its North American businesses. During that year, Azurix also entered into contracts for the sale of its Mexican businesses, and is currently working to satisfy closing conditions. As further described in its Current Report on Form 8-K dated February 5, 2002 (SEC File No. 001-15065), Azurix is exploring a possible sale or recapitalization of its largest asset, Wessex Water Ltd., which owns a water supply and wastewater services company in the United Kingdom.

/6/ On February 14, 2002, Enron completed the sale to a subsidiary of BG Group plc of its subsidiary Enron Oil & Gas India Ltd., which conducts oil and gas operations in India.

     2. Portland General Electric Company

     Portland General is Enron's only public utility subsidiary company. Portland General was incorporated in 1930, and is an electric utility engaged in the generation, purchase, transmission, distribution, and sale of electricity in the state of Oregon. Portland General's Oregon service area is 3,150 square miles, including 51 incorporated cities, of which Portland and Salem are the largest, within a state-approved service area allocation of 4,095 square miles. As of December 31, 2001, Portland General served approximately 736,000 customers. Portland General also sells electric energy at wholesale to electric utilities located in other states. The majority of such sales takes place in Oregon or at the Oregon border.

     Portland General purchases electric energy from public utility districts located in Washington and from nonassociated utilities in Oregon and the other western states and Canada. Portland General purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington.

     A breakdown of Portland General's energy sales and purchases is found below:

---------------------------------------- -------------------------------------- --------------------------------------
Unaudited information as of December     Electric Energy                        Natural or Manufactured Gas
31, 2001
---------------------------------------- -------------------------------------- --------------------------------------
Electric energy sold (at retail or       Retail: 19,040,179,000 kWh             None
wholesale), and natural or               Wholesale: 13,626,295,000 kWh
manufactured gas distributed at retail
---------------------------------------- -------------------------------------- --------------------------------------
Electric energy and natural or           None                                   None
manufactured gas distributed at retail
outside of Oregon
---------------------------------------- -------------------------------------- --------------------------------------
Electric energy and natural or           12,510,573,000 kWh - Delivery of       5,475,391 Mcf of natural gas
manufactured gas distributed at          electric energy is at the Malin and
wholesale outside of Oregon, or at the   Captain Jack substations in southern
state line                               Oregon, and at the Mid-Columbia Bus
                                         in eastern Washington
---------------------------------------- -------------------------------------- --------------------------------------
Electric energy and natural or           19,210,524,000 kWh - Delivery of       52,569,759 Mcf - Natural gas
manufactured gas                         electric energy is through BPA         purchases outside the state of Oregon
purchased outside of                     transmission lines to Portland
Oregon or at the state line/7/           General's interconnections in Oregon
---------------------------------------- -------------------------------------- --------------------------------------

     Portland General owns wholly or jointly the following generating facilities:

--------------------------
/7/ As noted above, Portland General purchases electric energy from certain nonassociated utilities, municipalities, wholesale marketers, and public authorities, such as BPA and public utility districts, which are either located in or have generation facilities located outside the State of Oregon.

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
          Name                  Location          Net Capability (MW)    Percent of Company's           Fuel
                                                                               Interest
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Sullivan                  West Linn, OR                    16                     100                   Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Faraday                   Estacada, OR                     44                     100                   Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
River Mill                Estacada, OR                     25                     100                   Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Bull Run                  Bull Run, OR                     22                     100                   Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Oak Grove                 Three Lynx, OR                   44                     100                   Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Pelton                    Madras, OR                      110                    66.66                  Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
North Fork                Estacada, OR                     58                     100                   Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Round Butte               Madras, OR                      300                    66.66                  Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Beaver                    Clatskanie, OR                  524                     100                Gas or Oil
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Boardman                  Boardman, OR                    601                     65                    Coal
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Colstrip 3 & 4            Colstrip, MT                   1,556                    20                    Coal
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Coyote Springs            Boardman, OR                    245                     100                Gas or Oil
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

     Portland General has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from the plants located in other states is delivered to Portland General over the Northwest grid. Portland General owns 20% of the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including Portland General, and California utilities.

     Portland General also has a 79% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County, Washington, where it interconnects with the interstate gas distribution system of Northwest Pipeline Company.

     Portland General is subject to regulation of its retail rates and conditions of service by the Oregon Public Utility Commission ("OPUC"). In addition, the OPUC regulates the issuance of securities and prescribes the system of accounts to be kept by Oregon utilities. Portland General is also subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") with regard to the transmission and sale of wholesale electric energy, licensing of hydroelectric projects and certain other matters. Portland General is decommissioning its Trojan nuclear generating facility, and related activities are subject to regulation by the Nuclear Regulatory Commission and the Oregon Department of Energy.

     Enron acquired Portland General on July 1, 1997, by merger with its former parent Portland General Corporation. The acquisition implemented Enron's strategy of participating in the deregulating electric utility industry. On October 5, 2001, Enron entered into an agreement with NW Natural and Northwest Energy Company for the sale of Portland General. The purchase agreement is subject to regulatory, financing and other customary conditions, and, in light of the bankruptcy proceeding, there is no assurance that these conditions will be satisfied. Furthermore, the purchase agreement has been neither accepted nor rejected in the bankruptcy proceeding.

     A comparison of Enron and Portland General historical financial information, including revenues, income and assets, will be provided by amendment when audited financial information is available.

B.   Conclusion

     To summarize, Portland General is Enron's only public utility subsidiary company. Portland General is intrastate in character because it carries on its business predominantly in Oregon. Both Portland General and Enron are organized in Oregon. Accordingly, Enron requests an order of the Commission under Section 3(a)(1) of the Act finding Enron and each of its subsidiaries, as such, exempt from all the provisions of the Act, except Section 9(a)(2).

Item 2.  Fees, Commissions and Expenses

     The legal fees to be paid or incurred by Enron in connection with the preparation of the Application will be filed by amendment.

Item 3.  Applicable Statutory Provisions

A.   Applicable Statutory Provisions

     Enron requests that the Commission issue an order under Section 3(a)(1) of the Act finding Enron, and each of its subsidiary companies, as such, exempt from all provisions of the Act, except Section 9(a)(2). Section 3(a)(1) provides that the Commission shall exempt a holding company, and every subsidiary thereof, as such, from some or all provisions of the Act, unless such exemption would be detrimental to the public interest or the interest of investors and consumers, if:

          such holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single state in which such holding company and every such subsidiary company thereof are organized.

     During the pendency of this application, Enron is entitled to an exemption pursuant to Section 3(c) of the Act. That section, in pertinent part, provides that: "The filing of an application in good faith under [Section 3(a)] by a person other than a registered holding company shall exempt the applicant from any obligation, duty, or liability imposed in this title upon the applicant as a holding company until the Commission has acted upon such application."

B.   Legal Analysis

     Since the beginning of the Commission's administration of the 1935 Act, the
Section 3(a)(1) exemption has been concerned only with utility operations and not with the nonutility businesses in a holding company group of companies./8/ In an early case involving a Michigan copper mining and refining company that owned an interest in a Michigan public utility, but also had significant interstate sales of copper produced at its smelter, the Commission stated that it had "indicated in numerous cases that it does not deem that interstate activities in such non-

--------------------------
/8/ See, Monarch Mills, 1936 SEC Lexis 1710; International Pulp Co., 1936 SEC Lexis 1736; Millville Manufacturing Co., 1936 SEC Lexis 1742; Southeastern Indiana Corp., 1937 SEC Lexis 1324; Texas Utilities Co., 1950 SEC Lexis 807.

public utility phases of its business should prevent the applicant from obtaining the exemption under Section 3(a)(1) to which it would otherwise be entitled."/9/

     Consequently, a holding company's nonutility subsidiaries may be organized anywhere and both the holding company and its nonutility subsidiaries may engage in nonutility activities anywhere. See generally, Wisconsin Electric Power Co., 28 S.E.C. 906 (1948). See also NIPSCO Industries, Inc. Holding Co. Act Release No. 26975 (Feb. 10, 1999) ("NIPSCO Industries"). The Commission has stated that the phrases "predominantly intrastate in character" and "carry on their business substantially in a single state" relate to the business or management of electric utilities, as such. The Commission has also held that this standard must be met individually (not merely on a system basis) by the holding company and each utility subsidiary. Texas Utilities Co., 1950 SEC Lexis 807 (citations omitted).

     The Commission also has held that Section 3(a)(1) does not provide any guidelines for a determination that a company is "predominantly intrastate in character" and operates "substantially in a single state." To determine whether the predominantly/substantially requirement is met, the Commission usually evaluates a variety of quantifiable factors to compare a company's out-of-state presence with its in-state presence. See NIPSCO Industries. The Commission has not recognized any bright-line test as to the amount or percentage of out-of-state business permitted. Id. In NIPSCO Industries, the Commission noted that it had found the predominantly/substantially requirement to be satisfied in cases where:

          (1) two of 28 counties served and approximately 4% of an electric utility system's 69 KV transmission lines were located, and less than 2% of its energy sales took place, out of state, N.W. Electric Power Cooperative, Inc., Holding Co. Act Release No. 24497 (Nov. 10, 1987);
          (2) less than 3% of a system's service population, number of customers, generating capacity, sales, book value of net plant, and operating income were attributable to out-of state activities, Wisconsin Energy Corp., Holding Co. Act Release No. 24267; (3) 3.3% of a subsidiary's gross operating revenues were derived from out-of state operations, Penn Fuel Gas, Inc., Holding Co. Act Release No. 26050 (May 9, 1994); and (4) a utility's out-of-state operations accounted for 6.8% of an applicant's consolidated operating revenues, KU Energy Corp., Holding Co. Act Release No 25409 (Nov. 13, 1991).

     The Commission also has expressed its opinion that the requirements of section 3(a)(1) would be satisfied where the out-of-state utility operations of one electric utility company represented approximately 9.9% of that company's utility revenues. See NIPSCO Industries citing Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988). The Court of Appeals for the Ninth Circuit, which affirmed the Sierra Pacific Resources order, declined to consider whether the holding company would be entitled to the exemption after the acquisition. Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1266 (9th Cir.
1990).

     This application demonstrates that Enron and its only public utility subsidiary company, Portland General, are predominantly intrastate in character and carry on their utility business

--------------------------
/9/ Copper Range Co., 1937 SEC Lexis 1585.

substantially in a single state, namely, Oregon, in which Enron and Portland General are organized. Although Portland General sells electricity at wholesale to non-Oregon customers, almost all of those sales take place in Oregon or at the Oregon border and, therefore, do not constitute utility operations outside of Oregon. See NIPSCO Industries citing WPL Holdings, Inc., 40 SEC Docket 491 at 499 (Feb. 26, 1988) (citation omitted). In addition, Portland General's ownership portion of the Colstrip 3 and 4 generating units is small in relation to its other generation, transmission and distribution utility assets that are located exclusively in Oregon.

     Notwithstanding an applicant's compliance with the language of the statute, the Commission has discretion to deny an exemption if it finds the exemption "detrimental to the public interest or the interest of investors or consumers," the so-called "protected interests" under the Act. Enron's request for an exemption will not be detrimental to the public interest or interest of investors or consumers. As the Commission observed in Houston Natural Gas Corp./10/:

          A holding company which is organized in the same state as its operating subsidiaries presents holding-company problems largely within the confines of a single state and is therefore the concern of, and can be effectively controlled by, that state. But the likelihood of effective state control does not exist where the holding company is organized in a state other than that in which its subsidiaries are organized. Experience has shown that where the principal interests and activities of a holding company are in states other than that of its organization, the latter state seldom has a sufficient interest in the activities of the holding company to assure adequate regulation of its activities. On the other hand, effective regulation of the activities of a foreign holding company by states in which the utility companies operate is virtually impossible because of the legal and practical difficulties in the way of regulation of a foreign company. It is plain, therefore, that Congress directed the exemption under Section 3(a)(1) solely to holding companies organized in the same state as its subsidiaries; it purposely withheld that exemption from holding companies which control operating utilities in states other than its domicile, such as applicant, in order to assure necessary regulation was not otherwise forthcoming. (Citations omitted.)

     Enron is a holding company over an intrastate utility. The intrastate size and scope of Portland General's utility operations reflect decades of effective regulation. The OPUC has the ability to protect utility customers of Portland General against any detriment that might be associated with Enron's interest in Portland General through its ability to regulate (a) Portland General's retail rates and conditions of service, (b) the issuance of securities by Portland General, and (c) the system of accounts to be kept by Oregon utilities. Thus, the holding company structure will not be used to evade state and local regulation. Regulation under the Act is not needed to supplement state regulation in order to prevent detriment to the interests protected by the Act. See, e.g., Northern States Power Co., 36 S.E.C. 1 at 10-11 (1954) (finding that granting an exemption would not create a "regulatory gap" that would be detrimental to the public interest or the interests of investors or consumers).

--------------------------
/10/ Houston Natural Gas Corp., 1938 SEC Lexis 1317, petition to review dismissed, 100 F.2d 5 (4th Cir. 1938).

     In addition, outside of the state of Oregon, Enron is primarily engaged in non-utility businesses and is "a US holding company that is essentially engaged in utility businesses that Congress has determined should not be subject to regulation under the Act." See AES Corporation, Holding Co. Act Release No. 27063 (Aug. 20, 1999). The vast majority of Enron's out-of-state activities are businesses that Congress has determined should not be subject to regulation under the Act, such as energy trading (which does not fall under the definition of an electric or gas utility company), gas transportation (which is not included in the definition of a gas utility company), and the development of independent power projects (which are exempt as "QFs" under the Public Utility Regulatory Policies Act of 1978 ("PURPA")/11/ or as "exempt wholesale generators" or "foreign utility companies" under Sections 32 and 33 of the Act). Granting Enron's request for an exemption, therefore, will not be detrimental to the public interest or the interests of investors or consumers.

Item 4.  Regulatory Approval

     No state or federal regulatory approval is required, other than authorization of this Commission.


Item 5.  Procedure

     Applicant respectfully requests that the Commission issue an order granting the relief requested herein as soon as reasonably practical. Applicant waives a recommended decision by a hearing officer or other responsible officer of the Commission and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

Exhibits

A.   Enron Certificate of Good Standing issued by the state of Oregon.

B. Portland General Certificate of Good Standing issued by the state of Oregon.

C.   Form of notice.

--------------------------
/11/ In June 2001, Enron acquired a 40% equity ownership interest in Sithe/Independence Power Partners, L.P. ("Independence"), which owns a natural gas-fired cogeneration facility located in Oswego County, New York (the "Facility"). Exelon Corp., a public utility holding company, also has a 29.9% indirect equity ownership in Independence. The Facility is a QF under PURPA because no more than 50% of the equity interest in the Facility is owned by an electric utility or utilities, an electric utility holding company, or any combination thereof. See 18 CFR Section 292.206. Enron's interest in Independence was acquired in reliance on a good faith exemption obtained in connection with the filing of its April 2000 Application and the FERC's PURPA regulations that provide that if a person is exempt by rule or order adopted or issued under Section 3(a)(3) or 3(a)(5) of the 1935 Act, such person will not be considered as being primarily engaged in the generation or sale of electric power for purposes of the QF ownership restrictions under 18 CFR Section
292.206. See 18 CFR Section 292.206(c)(1).


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

D.   Opinion of counsel (to be filed by amendment).

E.   Past tense opinion of counsel (to be filed by amendment).

Financial Statements

FS-1 Audited Financial Statements of Enron (to be filed by amendment).

FS-2 Audited Financial Statements of Portland General (to be filed by amendment).

Item 7.  Information as to Environmental Effects

     The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves. No federal agency has prepared or, to Enron's knowledge, is preparing an EIS with respect to the proposed transaction.


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


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                           ENRON CORP.


                                           By: /s/ Raymond M. Bowen, Jr.
                                               -------------------------
                                           Name:   Raymond M. Bowen, Jr.
                                           Title:  Executive Vice President
                                                     and Chief Financial
                                                     Officer, Enron Corp.


Date:  February 28, 2002


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


                                  EXHIBIT INDEX


    Exhibit                 Description

       A        Enron Certificate of Good Standing     Filed electronically as
                issued by the state of Oregon.         Ex. 99.1
       B        Portland General Certificate of        Filed electronically as
                Good Standing issued by the state of   Ex. 99.2
                Oregon.
       C        Proposed Form of Notice                Filed electronically as
                                                       Ex. 99.3


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